Exhibit 23.3

The Board of Directors
Ambac Assurance Corporation

We consent to the incorporation by reference in the Form S-4 2000-1 Pass Through Trusts Pass Through Certificates, Series 2000-1 of Amtran, Inc. and American Trans Air, Inc. (the "Registrants") of our report dated January 21, 2000 on the consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 1999 and December 31, 1998 and for each of the years in the three-year period ended December 31, 1999, which report appears in the Form 10-K of Ambac Financial Group, Inc., which was filed with the Securities and Exchange Commission on March 13, 2000 and to the reference to our firm under the heading "Experts" in the registration statement.

/s/ KPMG LLP

New York, New York
August 11, 2000